CERTIFICATE OF DESIGNATION
OF SERIES A PREFERRED SHARES
OF CEMTREX, INC.
Pursuant to Section 242 of the General Corporation Law of the State of Delaware
The holders of the Series A Preferred Shares par value $0.001 (the “Series A Preferred Shares”) of CEMTREX, INC. (the “Company”) shall have the following rights and preferences:

1.           Designation and Amount. The number of shares constituting the series of Series A Preferred Shares shall be 1,000,000.

2.           Voting.

(a)           Each issued and outstanding Series A Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.01; divided by (ii) the total number of Series A Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Holders of Series A Preferred Shares shall vote together with the holders of Common Shares as a single class.

(b)           The Company shall not amend, alter or repeal the Series A Preferred Shares, special rights or other powers of the Series A Preferred Shares so as to affect adversely the Series A Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

IN WITNESS WHEREOF, CEMTREX, INC. has caused this Certificate of Designation of the Series A Preferred Shares to be signed and attested to by its duly authorized officers as of the 8th day of September, 2009.

CEMTREX, INC.

By:	/s/
Name:	Arun Govil
Title:	Chairman, CEO and President